

KRONES

		Q1 2007	Q1 2006	Change
Sales	in € m	505.0	451.6	11.8%
New orders, cumulative				
including lifecycle service	in € m	557.1	488.5	14.0%
Orders on hand at 31 March				
including lifecycle service	in € m	798.8	727.5	9.8%
Capital expenditures	in € m	17.6	17.2	2.3%
Employees at 31 March				
Worldwide		9,241	9,012	2.5%
Germany		7,590	7,379	2.9%
Earnings per share *	€	2.17	1.79	21.2%
EBITDA	in € m	46.9	41.5	13.0%
EBIT	in € m	35.9	29.1	23.4%
EBT	in € m	36.1	30.5	18.4%
Earnings after taxes	in € m	22.9	19.1	19.9%
Cash flow	in € m	33.9	31.5	7.6%

* Diluted and basic

Dear shareholders and friends of KRONES,

KRONES has got 2007 off to a good start. A strong economic cycle and internal improvements we introduced last year have helped us do well in the first quarter. We have streamlined our production processes and increased productivity. In addition, price pressures have subsided. We will continue to steadily improve our internal processes so that we can continue to achieve strong results like those of the first three months of 2007.

At €505m, sales are up a solid 11.8% year-on-year. Earnings before taxes increased 18.4% to €36.1m. Thus, our pre-tax return on sales was 7.1%, slightly above our margin target of 7%.

A strong inflow of orders, which was up 14% year-on-year in the first quarter to €557.1m, and a comfortable orders backlog give us confidence that we will achieve new sales and earnings records for the eighth year in succession.

Volker Kronseder
Chairman of the Executive Board

Hans-Jürgen Thaus
Deputy Chairman of the Executive Board

Strong global economy

Although the global economy is likely to lose some momentum in 2007, it will likely continue to grow at a high rate. Optimistic forecasts like that of the International Monetary Fund (IMF) are predicting 4.9% growth, while more cautious economic analysts are anticipating growth rates of just over 4%.

The US, the world's leading economy, is expected to grow by around 2.5% in 2007. Japan's economy is expected to grow at a similar rate. Countries like China, India, and Russia continue to experience rapid growth. For China, economists are predicting growth of at least 10%. The euro area is expected to continue its upswing, with growth rates of more than 2%.

Germany's economy is now experiencing very robust growth. The increase in the value-added tax slowed the economy only temporarily. The prevailing mood of economic optimism remained undiminished. The ifo business confidence index climbed to 107.7 in March, after having declined slightly in the first two months of 2007.

The five leading German economic research institutes are anticipating that GDP will grow 2.4% in 2007. The federal government is also optimistic and intends to revise its growth forecast for 2007 upward from 1.7% to more than 2%.

Germany's machinery sector will enter its fourth consecutive year of growth in 2007. The last time the sector underwent such a long growth period was between 1976 and 1980. The German Engineering Federation (VDMA) has already indicated that its 4% growth forecast for output is not »set in stone« and could be adjusted upward over the course of the year.

»The business climate index has improved, particularly in manufacturing. The companies surveyed rate their current situation and their outlook for the next six months very positively. This improvement is all the more remarkable as expectations for export business have remained virtually unchanged.«
ifo Institute

Business conditions and expectations for manufacturing in Germany


50
40
30
20
10
0
-10
-20
-30
2002
2003
2004
2005
2006
2007
Assessment of business conditions
Business expectations

Source: ifo Institute

Sales up 11.8%

Strong demand for KRONES machines and lines continued unabated in the first quarter.

After KRONES generated a double-digit increase in revenues in 2006, strong demand for our machines and lines continued unabated in the first quarter of 2007. Sales were up 11.8% on the previous year, to €505.0m.

There are several reasons for our strong sales figures. On the one hand, KRONES is benefiting from the continuing trend toward bottling beverages in plastic (PET). We are one of the world's leading suppliers in this area. On the other hand, beverage producers in emerging markets like Russia and China have been investing heavily in expanding their capacities for some time now. But in Germany too, demand remained strong in the first quarter.

KRONES GROUP sales at 31 March, in € m


2003
367.0
2004
383.4
2005
404.5
2006
451.6
2007
505.0

HGB through 2003, IFRS from 2004 onward

Sales by segment

Our largest segment, »machines and lines for product filling and decoration,« increased sales and earnings considerably.

»Machines and lines for product filling and decoration,« our largest and most profitable segment, increased sales 9.1% to €430.8m in the first quarter of 2007. A major portion of these revenues came from PET bottling lines. The segment's EBIT was up sharply (see p. 20 for details).

Revenues in our »machines and lines for beverage production/process technology« segment were up 57.6% to €55.8m, but because a large portion of these sales were goods purchased for resale, earnings were negative. We expect a better segment EBIT for 2007 as a whole.

KRONES GROUP sales, by segment


Machines and lines for product filling and decoration 85.3% (€430.8m)
Machines and lines for beverage production/ process technology 11.1% (€55.8m)
Machines and lines for the low output range (KOSME) 3.6% (€18.4m)
Machines and lines for product filling and decoration 87.5% (€395.0m)
Machines and lines for beverage production/ process technology 7.8% (€35.4m)
Machines and lines for the low output range (KOSME) 4.7% (€21.2m)

Sales at 31 March 2007: €505.0m

Sales at 31 March 2006: €451.6m

In our smallest segment, »machines and lines for the low output range« (KOSME), sales declined 13.2% to €18.4m because finished machines had not yet been delivered by the end of the quarter. KOSME is increasing its sales outside its traditional markets of Italy, Spain, and France. Although segment EBIT was down in the first quarter, we expect it to be higher than 2006 for the year as a whole.

Strong orders inflow is a good basis for continued growth

In the months of January through March 2007, new orders increased 14.0% over the year-earlier period to €557.1m. A number of large-scale orders from Germany and abroad contributed to this sharp rise. Altmühltaler Mineralbrunnen AG, one of Germany's biggest mineral water bottlers, commissioned us to build a complete bottling plant. The order has a total volume of more than €80m.

Major orders also came in from Brazil and other countries in South America during the reporting period, confirming a trend that began in 2006 toward a revival of business with customers in this region following a long lean period.

In China, we received an order to build a complete brewery, including the bottling plant, for a major Chinese brewing group.

A number of large-scale orders from Germany and abroad contributed to a sharp rise in new orders.

KRONES GROUP new orders at 31 March, in € m


2003
376.0
2004
405.7
2005
441.5
2006
488.5
2007
557.1

HGB through 2003, IFRS from 2004 onward

Orders backlog increases to nearly €800m

At the end of March 2007, orders on hand at KRONES amounted to €798.8m, which is 9.8% higher than in the year-earlier period. The large backlog gives us added planning security for the months ahead.

KRONES GROUP orders on hand at 31 March, in € m


2003
622.9
2004
637.2
2005
686.0
2006
727.5
2007
798.8

HGB through 2003, IFRS from 2004 onward

Profits up sharply

The positive earnings trend at KRONES continued in the first quarter of 2007. At €36.1m, earnings before taxes were 18.4% higher year-on-year. The return on sales before taxes was 7.1% (Q1 2006: 6.8%), slightly above our margin target of 7%. Internal measures aimed at increasing productivity and improved price quality in our new orders contributed to this gain.

KRONES GROUP earnings before taxes (EBT) at 31 March, in € m


2003
28.5
2004
27.5
2005
29.1
2006
30.5
2007
36.1

HGB through 2003, IFRS from 2004 onward

After-tax earnings rose 19.9% to €22.9m (Q1 2006: €19.1m), slightly better than EBT because of a slight decrease in the tax rate.

KRONES GROUP earnings after taxes at 31 March, in € m


2003
15.9
2004
16.5
2005
17.4
2006
19.1
2007
22.9

HGB through 2003, IFRS from 2004 onward

First quarter earnings per share improved from €1.79 to €2.17 year-on-year.

KRONES GROUP earnings per share at 31 March, in € m


2003
1.51
2004
1.57
2005
1.64
2006
1.79
2007
2.17

HGB through 2003, IFRS from 2004 onward

KRONES GROUP earnings structure, in € m

IFRS	2007	2006	Change
	3 months	3 months	
Sales revenues	505.0	451.6	11.8%
Changes in inventories of finished goods and work in progress	33.4	7.1	
Goods and services purchased	-288.1	-221.3	30.2%
Personnel expenses	-149.0	-139.5	6.8%
Other operating income/expenses and capitalised development costs	-54.4	-56.4	-3.5%
EBITDA	46.9	41.5	13.0%
Depreciation, amortisation, and write-downs on non-current assets	-11.0	-12.4	-11.3%
EBIT	35.9	29.1	23.4%
Financial income/expense	0.2	1.4	
EBT	36.1	30.5	18.4%
Taxes on income	-13.2	-11.4	15.8%
Net income	22.9	19.1	19.9%

Balance sheet structure

The KRONES GROUP's total assets increased 3.9% over the 31 December 2006 total to €1,529.6m at the end of March thanks to the continued expansion of our sales.

Due to an increase in inventories and trade receivables, current assets were up 4.9% to €1,094.2m (31 December 2006: €1,042.6m).

While non-current liabilities remained nearly unchanged at around €150m at the end of March 2007 compared to the end of the year 2006, current liabilities increased by around 5% to €730m.

With an equity ratio of 42.5%, KRONES has a sound capital structure and sufficient financial leeway.

KRONES GROUP asset and capital structure, in € m

IFRS	31 Mar 2007	31 Mar 2006	31 Mar 2005	31 Mar 2004
Non-current assets	436	430	403	382
of which property, plant and equipment, intangible assets, and financial assets	381	374	357	335
Current assets	1,094	1,042	880	828
of which cash and equivalents	44	58	57	75
Equity	650	629	572	526
Total debt	880	843	711	684
Non-current liabilities	150	147	155	151
Current liabilities	730	696	556	533
Total	1,530	1,472	1,283	1,210

KRONES GROUP capital expenditures at 31 March, in € m


2003
12.6
2004
10.5
2005
14.0
2006
17.2
2007

HGB through 2003, IFRS from 2004 onward

Capital expenditures remain high

In the first three months of 2007, we invested €17.6m in capital projects (Q1 2006: €17.2m). The largest portion, around €13.6m, went to property, plant and equipment, including the construction of the technology centre in Neutraubling and the expansion of our spare parts manufacturing.

Growing workforce

At 31 March 2007, KRONES employed 9,241 people worldwide (31 March 2006: 9,012), of which 7,590 were in Germany. In the first three months of 2007, KRONES hired 76 new employees.

KRONES employees worldwide at 31 March


2003
8,701
2004
8,655
2005
8,929
2006
9,012
2007

KRONES share at record high

The KRONES share continued to soar in the first quarter of 2007, closing at €146.71 on the Frankfurt Stock Exchange on 30 March. That means the share price climbed nearly 27% on the closing price for 2006 in the first three months of 2007. The MDAX rose by around 8.5% in the same period.

Besides the share price, trading volumes also increased considerably over the past months.

The KRONES share reached a new all-time high of €146.71 at the end of the first quarter.

The KRONES share from January to April 2007


€146.71
€115.84
€150.0
€145.0
€140.0
€135.0
€130.0
€125.0
€120.0
€115.0
€110.0
€105.0
January
February
March
April
KRONES share
MDAX

In the first quarter, KRONES presented itself to investors through several international road shows and KRONES management held some 30 individual meetings with fund managers and analysts.

In order to promote trading of our share and to make the share more attractive to a broader range of investors, the Executive Board and Supervisory Board of KRONES AG are proposing to the annual shareholders' meeting on 20 June 2007 a 1:3 share split, under which shareholders would receive two additional shares for each KRONES share currently held. The increase in share capital to €40.0m that is needed for the split would entail a capital increase from the company's own financial resources.

Outlook

The strong first quarter has laid the groundwork for another successful year. Because the economic outlook remains positive and our customers are once again investing heavily, we are looking to achieve new records in sales and earnings in 2007.

We expect to pass the €2bn mark in sales for the first time in 2007, with sales growth between 7% and 12%. But our focus will not be on growth so much as profitability. We have already increased our company's efficiency and will continue to steadily improve our processes. The decrease in price pressures will also have a lasting positive effect on our earnings margins.

We expect to pass the €2bn mark in sales for the first time in 2007, with revenue growth between 7% and 12%.

In the current fiscal year, KRONES intends to considerably increase earnings before taxes. Our target return on sales before taxes is 7%. Our target return on capital employed (ROCE) is 20%.


K 070-150
2.1-10

KRONES GROUP consolidated interim financial statements

Consolidated balance sheet

Assets	31 Mar 2007		31 Mar 2006	
	in € m	in € m	in € m	in € m
Intangible assets	53.9		53.6	
Property, plant and equipment	311.6		305.5	
Financial assets	15.0		15.0	
Property, plant and equipment, intangible assets, and financial assets	**380.5**		**374.1**	
Deferred tax assets	6.2		5.8	
Trade receivables	33.0		34.0	
Current tax receivables	14.9		14.9	
Other assets	0.8		0.9	
Non-current assets		**435.4**		**429.7**
Inventories	411.3		387.1	
Trade receivables	579.4		540.9	
Current tax receivables	2.1		2.0	
Other assets	57.1		54.9	
Cash and cash equivalents	44.3		57.7	
Current assets		**1,094.2**		**1,042.6**
Total		**1,529.6**		**1,472.3**

Equity and liabilities	31 Mar 2007		31 Mar 2006	
	in € m	in € m	in € m	in € m
Equity		**650.2**		**628.7**
Provisions for pensions	72.4		70.8	
Deferred tax liabilities	9.8		8.7	
Other provisions	45.8		45.2	
Liabilities to banks	0.8		0.8	
Trade payables	0.3		0.4	
Other financial liabilities	11.0		12.7	
Other liabilities	9.3		9.0	
Non-current liabilities		**149.4**		**147.6**
Other provisions	90.7		92.3	
Provisions for taxes	39.0		30.7	
Liabilities to banks	25.8		0.1	
Advance payments received	224.6		190.2	
Trade payables	139.9		154.2	
Current tax liabilities	1.1		2.7	
Other financial liabilities	14.0		25.9	
Other liabilities and accruals	194.9		199.9	
Current liabilities		**730.0**		**696.0**
Total		**1,529.6**		**1,472.3**

INTERIM FINANCIAL STATEMENTS

Consolidated income statement

	2007	2006	Change
	1 Jan – 31 Mar	1 Jan – 31 Mar	
	in € m	in € m	%
Sales revenues	**505.0**	**451.6**	**11.8%**
Changes in inventories of finished goods and work in progress	33.4	7.1	
Total operating revenue	**538.4**	**458.7**	**17.4%**
Goods and services purchased	-288.1	-221.3	30.2%
Personnel expenses	-149.0	-139.5	6.8%
Other operating income/expenses and capitalised development costs	-54.4	-56.4	-3.5%
Depreciation, amortisation, and write-downs on non-current assets	-11.0	-12.4	-11.3%
EBIT	**35.9**	**29.1**	**23.4%**
Net financial income/expense	0,2	1,4	
Earnings before taxes	**36.1**	**30.5**	**18.4%**
Taxes on income	-13.2	-11.4	15.8%
Net income	**22.9**	**19.1**	**19.9%**
Profit share of minority interests	0.1	0.3	
Profit share of shareholders of KRONES GROUP	22.8	18.8	
Earnings per share (diluted/basic) in €	2.17	1.79	

Consolidated cash flow statement

	2007	2006
	3 months	3 months
	in € m	in € m
Earnings before taxes	**36.1**	**30.5**
Depreciation and amortisation (reversals)	11.0	12.4
Increase in provisions	8.9	19.4
Deferred tax item changes recognised in income	–0.7	–0.9
Interest expenses and interest income	0.2	–1.4
Proceeds and losses from the disposal of non-current assets	0.1	0.1
Other non-cash income and expenses	–1.0	0.1
Increase in inventories, trade receivables and other assets not attributable to investing or financing activities	–72.2	–80.8
Decrease/increase in trade payables and other liabilities not attributable to investing or financing activities	–1.1	17.8
Cash generated from operating activities	**–18.7**	**–2.8**
Interest paid	–0.6	–0.2
Income taxes paid and refunds received	–2.9	–5.3
Cash flow from operating activities	**–22.2**	**–8.3**
Cash payments to acquire intangible assets	–4.0	–5.8
Proceeds from the disposal of intangible assets	0.1	0.2
Cash payments to acquire property, plant and equipment	–13.6	–11.4
Proceeds from the disposal of property, plant and equipment	0.3	0.8
Cash payments to acquire shares in associated enterprises	0.0	–1.8
Interest received	0.2	0.7
Cash flow from investing activities	**–17.0**	**–17.3**
Proceeds from new borrowing	25.7	1.6
Cash payments to pay lease liabilities	–0.1	–0.1
Cash flow from financing activities	**25.6**	**1.5**
Net change in cash and cash equivalents	**–13.6**	**–24.1**
Change in cash and cash equivalents arising from exchange rates	0.2	1.1
Cash and cash equivalents at the beginning of the period	57.7	56.5
Cash and cash equivalents at the end of the period	**44.3**	33.5

Consolidated statement of changes in equity

	Parent company						
	Capital stock	Capital reserves	Retained earnings	Currency differences in equity	Other reserves	Group profit	Equity
	in € m	in € m	in € m	in € m	in € m	in € m	in € m
At 31 December 2005	**26.9**	**103.7**	**330.1**	**4.2**	**-1.3**	**105.0**	**568.6**
Consolidated net income Q1 2006						18.8	**18.8**
Currency differences				0.7			**0.7**
Changes in the consolidated group			0.3				**0.3**
Hedge accounting					1.7		**1.7**
At 31 March 2006	**26.9**	**103.7**	**330.4**	**4.9**	**0.4**	**123.8**	**590.1**
Dividend payment (€1.40 per share)						-14,.7	**-14.7**
Consolidated net income 9 months 2006						58.5	**58.5**
Allocation to retained earnings			34.9			-34.9	**0.0**
Currency differences				-5.5			**-5.5**
Changes in the consolidated group			-2.7				**-2.7**
Hedge accounting					0.4		**0.4**
At 31 December 2006	**26.9**	**103.7**	**362.6**	**-0.6**	**0.8**	**132.7**	**626.1**
Consolidated net income Q1 2007						22.8	**22.8**
Currency differences				-1.5			**-1.5**
Hedge accounting					0.1		**0.1**
At 31 March 2007	**26.9**	**103.7**	**362.6**	**-2.1**	**0.9**	**155.5**	**647.5**

	Minority interests	Group equity
	Equity	
	in € m	in € m
	3.3	571.9
	0.3	19.1
		0.7
	-2.1	-1.8
		1.7
	1.5	591.6
		-14.7
	-0.1	58.4
		0.0
		-5.5
	1.2	-1.5
		0.4
	2.6	628.7
	0.1	22.9
		-1.5
		0.1
	2.7	650.2

KRONES GROUP segment reporting

	Machines and lines for product filling and decoration		Machines and lines for beverage production/ process technology		Machines and lines for the low output range (KOSME)		KRONES GROUP	
	2007	2006	2007	2006	2007	2006	2007	2006
	3 months	3 months	3 months	3 months	3 months	3 months	3 months	3 months
	in € m	in € m	in € m	in € m	in € m	in € m	in € m	in € m
Sales revenues	430.8	395.0	55.8	35.4	18.4	21.2	505.0	451.6
EBIT	36.3	27.6	-1.5	-0.5	1.1	2.0	35.9	29.1
Employees at 31 March*	8,040	7,778	531	597	462	423	9,033	8,798
Return on sales (ROS)**	8.5%	7.5%	-2.7%	-1.4%	4.3%	6.6%	7.1%	6.8%

* Consolidated group ** Basis: EBT


56

Notes to the consolidated financial statements of KRONES GROUP

General disclosures

Legal basis

The consolidated financial statements of KRONES AG (»KRONES GROUP«) for the period ended 31 March 2007 have been prepared in accordance with the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB), London, applicable on the reporting date, including the interpretations issued by the International Financial Reporting Interpretation Committee (IFRIC) as adopted by the European Union. No early application was made of IFRSs that had not yet entered into force or their interpretations. A list of these standards and interpretations can be found on p. 29.

Minority interests in group equity are stated on the balance sheet as a special item within equity. Profit or loss shares attributable to minority interests are recognised on the income statement as part of consolidated earnings. The shares of consolidated earnings allocated to equity holders of the parent company and to minority interests are presented separately.

Minority interests have been added to the statement of changes in equity.

The following explanatory notes comprise disclosures and remarks that, under IFRS, must be included as notes to the consolidated financial statements in addition to the balance sheet, income statement, statement of changes in equity, and cash flow statement.

The »nature of expense« method has been used for the income statement. The group's reporting currency is the euro.

- **Consolidated group**

Besides KRONES AG, the consolidated financial statements for the period ended 31 March 2007 include all material domestic and foreign subsidiaries in which KRONES AG holds more than 50% of the voting rights.

- **Consolidation principles**

The separate financial statements of the companies included in the consolidated financial statements are prepared in accordance with uniform accounting policies and were all prepared as of the reporting date of the consolidated financial statements.

For companies that were acquired after 1 January 2004, acquisition accounting is performed in accordance with IFRS 3 (»Business combinations«), under which all business combinations must be accounted for using the »purchase method« of accounting, whereby the acquired assets and liabilities are to be recognised at fair value.

Any amount by which the cost of acquisition exceeds the interest in the fair values of assets, liabilities, and contingent liabilities is recognised as goodwill and subjected to regular impairment tests. Negative goodwill is immediately recognised in profit and loss. Goodwill arising before 1 January 2004 is still recognised in reserves.

Shares in the equity of subsidiaries that are not held by the parent company are reported as »minority interests«.

Inter-company receivables, liabilities, provisions, revenues, and expenses between consolidated companies are eliminated in the consolidation process.

Inter-company profits from deliveries effected or services rendered between Group companies are not eliminated because the amounts arising from these transactions are not material for the presentation of the group's assets, financial position, and results of operations.

- **Currency translation**

The functional currency for KRONES AG is the euro.

The financial statements of the consolidated companies that are denominated in a foreign currency are translated on the basis of the functional currency concept [IAS 21] using a modified closing rate method. Because the subsidiaries operate primarily independently in the economic environment of their respective countries, the functional currency is always the relevant local currency for each subsidiary. Thus, in the consolidated financial statements, assets and liabilities are translated at the closing rate as on the reporting date, while income and expenses from the financial statements of subsidiaries are translated at average annual rates.

Any exchange differences resulting from these different rates in the balance sheet and income statement are recognised directly in equity. Exchange differences resulting from the translation of equity using historical exchange rates are also recognised directly in equity.

In the separate financial statements of KRONES AG and its subsidiaries, receivables and liabilities in foreign currencies are translated using the exchange rate at the time of the transaction and exchange differences are recognised as income or expense at the closing rate. Non-monetary items in foreign currencies are stated at historical cost.

Exchange rate differences compared with the previous year arising from acquisition accounting are recognised directly in equity in other retained earnings.

The exchange rates of those currencies that have a material impact on the group's financial statements have moved against the euro as follows:

		Closing rate		Average rate	
		31 Mar 2007	31 Dec 2006	2007	2006
US dollar	USD	1.330	1.318	1.310	1.202
British pound	GBP	0.679	0.672	0.670	0.686
Swiss franc	CHF	1.625	1.608	1.616	1.559
Danish krone	DKK	7.451	7.456	7.452	7.462
Canadian dollar	CAD	1.533	1.529	1.535	1.388
Japanese yen	JPY	157.150	156.700	156.495	140.449
Brazilian real	BRL	2.717	2.814	2.759	2.636
Chinese renminbi (yuan)	CNY	10.281	10.292	10.153	9.673
Mexican peso	MXN	14.656	14.304	14.420	12.716

- **Accounting policies**

The separate financial statements of KRONES AG and its domestic and foreign subsidiaries have been prepared using uniform accounting policies, in accordance with IAS 27.

Some discretion has been used in preparing the consolidated financial statements, particularly in terms of measurement of inventories and provisions, because their preparation requires some critical estimates and forecasts.

- **Intangible assets**

Purchased and internally generated intangible assets, excluding goodwill, are recognised pursuant to IAS 38 if it is sufficiently probable that the use of the asset will result in a future economic benefit and the cost of the asset can be reliably determined. They are stated at cost and amortised systematically on a straight-line basis over their estimated useful lives. The amortisation of intangible assets is carried out over a useful life of between three and five years and recognised under »Depreciation and amortisation of intangible assets and property, plant and equipment.«

- **Research and development costs**

Development costs of the KRONES GROUP are capitalised at cost to the extent that costs can be allocated reliably and the technical feasibility and a future economic benefit as a result of their use are probable. According to IAS 38, research costs cannot be recognised as intangible assets and are, therefore, recognised as an expense in the income statement when they are incurred.

- **Goodwill**

Goodwill resulting from acquisition accounting is capitalised and an impairment loss recognised in accordance with IAS 36 if impairment is found to exist.

- **Sachanlagen**

Property, plant and equipment are accounted for at cost less scheduled depreciation on a straight-line basis over their estimated useful lives. The cost of internally generated plant and equipment comprises all costs that are directly attributable to the production process and an appropriate portion of overheads. Borrowing costs are not recognised as acquisition or production costs (»cost«).

A revaluation of property, plant and equipment pursuant to IAS 16 was not carried out.

Scheduled depreciation is based on the following useful lives, which are applied uniformly throughout the group:

	In years
Buildings	14 — 50
Technical equipment and machines	5 — 16
Furniture and fixtures and office equipment	3 — 15

In figuring the useful lives, the different components of an asset with significantly different costs were taken into account.

Government grants are only recognised if there is reasonable assurance that the conditions attaching to them will be complied with and the grants will be received.

Apart from grants related to income, which are recognized in their full amount as income, grants related to assets are deducted in arriving at the carrying amount of the asset on the balance sheet and recognised in profit and loss by way of a reduced depreciation charge in the subsequent periods.

- **Leases**

Leases in which the KRONES GROUP, as the lessee, bears substantially all the risks and rewards incident to ownership of the leased asset are treated as finance leases pursuant to IAS 17 upon inception of the lease. The leased asset is recognised as a non-current asset at fair value or, if lower, at the present value of the minimum lease payments. The leased asset is depreciated systematically using the straight-line method over the shorter of its »estimated useful life« or the »lease term«. Obligations for future lease instalments are recognised as »other liabilities«.

In the case of operating leases, the leased assets are treated as assets belonging to the lessor since the lessor bears the risks and rewards.

- **Financial assets**

Financial assets are recognised at cost, less impairment losses.

- **Derivative financial instruments**

The derivative financial instruments used within the KRONES GROUP are used to hedge against currency risks from operating activities.

The primary category of currency risk at KRONES is transaction risks arising from exchange rates and cash flows in foreign currencies. These currencies are, primarily, the US dollar, Canadian dollar, British pound, and Swiss franc.

Within the hedging strategy, 100% of items denominated in foreign currencies are generally hedged. The primary hedging instruments used for this are forward exchange contracts and, occasionally, currency swaps.

The strategy objective is to minimise currency risk by using hedging instruments that are viewed as highly effective and thus both hedging the exchange rate and achieving planning security.

The derivative financial instruments are measured at fair value at the balance sheet date. Gains and losses from the measurement are recognised as income or expense in the income statement unless the conditions for hedge accounting are met.

The derivative financial instruments for which hedge accounting is applied comprise forward currency contracts and currency swaps whose changes in fair value are recognised either in income (»fair value hedge«) or in equity (»cash flow hedge«). In the case of cash flow hedges, to mitigate currency risks from existing underlying transactions, changes in fair value are initially recognised directly in equity and subsequently recognised in the income statement when the hedged item is recognised in the income statement. The derivative financial instruments are measured on the basis of the relevant commercial bank's forward rates.

They are derecognised only when substantially all risks and rewards of ownership are transferred.

- **Inventories**

Inventories are stated at the lower of cost or net realisable value. Cost of production includes costs directly related to the units of production and an appropriate portion of fixed and variable production overheads. The portion of overheads is determined on the basis of normal operating capacity. Selling costs, general administrative costs, and borrowing costs are not included in the costs of inventories. For inventory risks arising from increased storage periods or reduced usability, write-downs are made on the inventories.

For the sake of convenience in measuring materials and supplies, the FiFo and weighted average cost formulas are applied.

- **Receivables and other assets**

Receivables and other assets, with the exception of derivative financial instruments, are assets that are not held for trading. They are reported at amortised cost. Receivables with maturities of over one year that bear no or lower-than-market interest are discounted. Impairments are recognised to take account for all identifiable risks.

- **Construction contracts for specific customers**

Construction contracts for specific customers that are in progress are recognised according to the degree of completion pursuant to IAS 11 (»percentage-of-completion method«). Under this method, contract revenue is recognised in accordance with the percentage of physical completion of the lines and machines at the balance sheet date. The percentage of completion corresponds to the ratio of contract costs incurred up to the balance sheet date to the total costs calculated for the contract. The construction contracts are recognised under trade receivables.

- **Deferred tax items**

  Deferred tax assets and liabilities are recognised using the balance-sheet oriented »liability method«. This involves creating deferred tax items for all temporary differences between the tax and IFRS balance sheet carrying amounts and for consolidation procedures affecting income.

  The deferred tax items are computed on the basis of the national income tax rates that apply in the individual countries at the time of realisation. Changes in the tax rates are taken into account if there is sufficient certainty that they will occur. Where permissible under law, deferred tax assets and liabilities have been offset.

- **Provisions for pensions**

  Provisions for pensions are calculated using the »projected unit credit method« pursuant to IAS 19. Under this method, known vested benefits at the reporting date as well as expected future increases in pensions and salaries are taken into account with due consideration to relevant factors that will affect the benefit amount, which are estimated on a prudent basis. The provision is calculated on the basis of actuarial valuations that take into account biometric factors.

  Actuarial gains and losses are only recognised as income or expenses if they exceed 10% of the obligations. These are recognised over the expected average remaining working lives of the employees.

- **Other provisions**

  Other provisions are recognised when the group has an obligation to a third party as a result of a past event, an outflow is probable, and a reliable estimate of the amount of the obligation can be made. Measurement of these provisions is computed at fully attributable costs or on the basis of the most probable expenditures needed to settle the obligation.

  Provisions with a residual term of more than one year are recognised at the present value of the probable expenditures needed to settle the obligation at the reporting date.

- **Financial liabilities**

  Pursuant to IAS 39, financial liabilities are measured at cost on first-time recognition. Cost is equivalent to the fair value of the consideration given. Transaction costs are included in this initial measurement of financial liabilities. After the initial recognition, all financial liabilities and derivative financial instruments that represent liabilities are measured at amortised cost.

- **Sales revenues**

  With the exception of those contracts that are measured according to IAS 11, sales revenues are recognised, in accordance with the criteria laid out under IAS 18, when the significant risks and rewards of ownership are transferred, when a price is agreed or can be determined, and economic benefit from the sale of goods is sufficiently probable.

  Sales revenues are reported less reductions.

- **Segment reporting**

  Intersegment transfers are conducted under the same conditions as transfers among third parties.

- **Standards and interpretations not applied early**

  The IASB has issued the following standards, interpretations, and amendments to existing standards, the application of which is not yet mandatory and which KRONES AG did not apply early:

  - IFRS 23 »Borrowing costs«

  These new standards and interpretations are not expected to result in material changes for the consolidated financial statements of KRONES AG in the period in which they are first applied.

Shareholdings

Name and location of the company	Share in capital in %
■ neusped Neutraublinger Speditions-GmbH, Neutraubling, Germany	100.00
■ KIC KRONES Internationale Cooperations-Gesellschaft mbH, Neutraubling, Germany	100.00
■ ecomac Gebrauchtmaschinen GmbH, Neutraubling, Germany	100.00
■ MAINTEC Service GmbH, Collenberg/Main , Germany	51.00
■ S.A. KRONES N.V., Louvain-la-Neuve, Belgium	100.00
■ KRONES Nordic ApS, Holte, Denmark	100.00
■ SANDER HANSEN A/S, Holte, Denmark	100.00
■ KRONES S.A.R.L., Lyon, France	100.00
■ KRONES UK LTD., Bolton, UK	100.00
■ KOSME UK LTD., Burton on Trent Staffordshire, UK	100.00
■ KRONES S.R.L., Garda (VR), Italy	100.00
■ KRONES Nederland B.V., Boskoop, Netherlands	100.00
■ KRONES Maschinenfabrik GES.M.B.H., Vienna, Austria	100.00
■ KOSME Gesellschaft MBH, Sollenau, Austria	100.00
■ KRONES Spólka z.o.o., Warsaw, Poland	100.00
■ KRONES Portugal Equipamentos Industriais Lda., Barcarena, Portugal	100.00
■ KRONES o.o.o., Moscow, Russian Federation	100.00
■ KRONES Romania Prod. S.R.L., Bucharest, Romania	100.00
■ KRONES AG, Buttwil, Switzerland	100.00
■ KRONES Iberica, S. A., Barcelona, Spain	10000
■ KRONES S.R.O., Prague, Czech Republic	100.00
■ KOSME S.R.L., Roverbella, Italy	70.00
■ KRONES Surlatina S. A., Buenos Aires, Argentina	100.00
■ KRONES DO BRAZIL LTDA., São Paulo, Brazil	100.00
■ KRONES S. A., São Paulo, Brazil	100.00
■ KRONES Machinery (Taicang) Co. Ltd., Taicang, China	100.00
■ KRONES Trading (Taicang) Co. Ltd., Taicang, China	100.00
■ KRONES (Beijing) Machinery Co. Ltd., Beijing, China	100.00
■ KRONES Asia Ltd., Hong Kong, China	100.00
■ KRONES India Pvt. Ltd., Bangalore, India	100.00
■ KRONES Japan Co. Ltd., Tokyo, Japan	100.00
■ KRONES Machinery Co. Ltd., Brampton, Ontario, Canada	100.00
■ KRONES Andina Ltda., Bogotá, Colombia	100.00
■ KRONES Korea Ltd., Seoul, Korea	100.00
■ KRONES Mex S. A. de C. V., Mexico City, Mexico	100.00
■ KRONES Southern Africa (Prop.) Ltd., Johannesburg, South Africa	100.00
■ KRONES, Inc., Franklin, Wisconsin, USA	100.00
■ Maquinarias KRONES de Venezuela S. A., Caracas, Venezuela	100.00
■ KRONES (Thailand) Co. Ltd., Bangkok, Thailand	51.00
■ Beverage Consulting and Engineering. Co. Ltd., Bangkok, Thailand	49.00

INTERIM FINANCIAL STATEMENTS



KRONES AG
Investor Relations
Fax +49 94 01 70 37 86
E-mail investor-relations@krones.de
Internet www.krones.com
Böhmerwaldstrasse 5
93073 Neutraubling
Germany

Hermann Graf Castell
Phone +49 94 01 70 32 38

Olaf Scholz
Phone +49 94 01 70 11 69

END